CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Telephone: (604) 682-3701
Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

July 12, 2005                                                                               Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - WKN A0DJ0G

Statement of Corporate Governance Practice

The Board of Directors of Coral Gold Resources Ltd. (the “Company”) has adopted the following statement of corporate governance practices:

1).  The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

a)
The Board participates in strategic planning by considering and adopting a strategic plan proposed and developed by management, with management having the primary responsibility for developing a strategic plan. The strategic plan takes into account, among other things, the opportunities and risks of the Company's business.

b)
The Board has identified the principal risks of the Company's business in its strategic plan and receives periodic assessments from management as to these risks and the implementation of the Company's systems to manage these risks.

c)
The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management.

d)	The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.

e)	The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

2).
The Board consists of eight Directors, of whom Chris Sampson and Lloyd Andrews are non-management and unrelated Directors. The Company does not have a significant shareholder. A "significant shareholder" means a shareholder with the ability to exercise a majority of votes for the election of Directors.

3).	The Board has considered the relationship of each director. The two Directors referred to in 2 above are unrelated Directors.

4).
The Board has not constituted a nominating committee to propose new Board nominees and for assessing Directors' performance, since the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

5).	For the reasons cited in 4 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual Directors.

6).
The Company does not have a formal process of orientation and education for new members of the Board, as all Board members currently have considerable experience as members of the boards of other public companies.

7).
The Board has considered its size and has concluded that the number of Directors is appropriate for the Company given the Company's complexity and current stage of development. The Board as presently constituted includes considerable experience in the resource exploration and mining industry, and generally in the venture capital sector, as well as financial experience.

8).
Board members are presently compensated in the manner described under "Executive Compensation" in the Information Circular dated May 6, 2005 and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to boards of similar companies.

9).	The Audit Committee is composed of three Directors, one of which is unrelated, and the Compensation Committee is composed of three Directors, one of which is unrelated.

10).	The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

11).
The Company has not formally developed position descriptions for the Chairman and President. However, the Board is satisfied that Chairman and President are fully aware of their responsibilities and those matters which are within their mandate. The Board has developed corporate objectives with the CEO, which the CEO is responsible for meeting and against which his performance will be assessed.

12).
The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board decisions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

13).
The Audit Committee is composed of three Directors, one of which is an unrelated Director, all of whom are financially literate, and none of whom have an accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

14).	The Board has adopted a charter for the Audit Committee, which sets out the role and oversight responsibilities of the Audit Committee with respect to:

-
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

-	the determination of which non-audit services the external auditor is prohibited from providing;

-	the engagement, evaluation, remuneration, and termination of the external auditor;

-	appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

-	its relationship with and expectations of the internal auditor;

-	its oversight of internal control;

-	disclosure of financial and related information; and

-	any other matter that the audit committee feels is important to its mandate or that the Board chooses to delegate to it.

The Audit Committee charter is reviewed annually by the Board to assess the adequacy of the charter. The Audit Committee has direct communication channels with the external auditors.

15).
Due to its size and limited financial resources, the Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/“Matt Wayrynen”
Matt Wayrynen
President

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